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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                           TANISYS TECHNOLOGY, INC.
                               (Name of Issuer)
                              -----------------

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)
                              -----------------



                                  875927204
                                (CUSIP Number)



                               GARY BECKER
                             27 CHANCERY PLACE
                         THE WOODLANDS, TEXAS 77381
                               936-321-4350
                     (Name, Address and Telephone Number
                   of Person Authorized to Receive Notices
                             and Communications)

                              -----------------



                               AUGUST 13, 2001
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              -----------------

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                                 SCHEDULE 13D
================================================================================
CUSIP No.: 875927204
================================================================================
1     NAME OF REPORTING PERSON
      Gary Becker
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)
      [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
7     SOLE VOTING POWER
      2,051,284
--------------------------------------------------------------------------------
8     SHARED VOTING POWER

      0
--------------------------------------------------------------------------------
9     SOLE DISPOSITIVE POWER
      2,051,284
--------------------------------------------------------------------------------
10    SHARED DISPOSITIVE POWER

      0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      2,051,284
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.82
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
================================================================================

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                          STATEMENT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, no par value (the "Shares") of Tanisys Technology, Inc., a Wyoming corporation (the "Issuer"), whose principal executive offices are located at 12201 Technology Blvd., Suite 125, Austin, Texas 78727.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)     The name of the Reporting Person is Gary Becker.

     (b) The business address of the Reporting Person is 27 Chancery Place, The Woodlands, Texas 77381.

     (c) The present principal occupation or employment of the Reporting Person is Investor, 2000 W. Loop South, Houston, Texas 77027.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)     The Reporting Person is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Person acquired beneficial ownership of 2,000,040 of the Shares by acquiring 60,000 shares of the Issuer's Series A Preferred Stock ("Series A Stock") on August 13, 2001 in connection with the Issuer's private placement on that date of an aggregate of 2,575,000 shares of its Series A Stock for a purchase price of $1.00 per share of Series A Stock (the Financing"). Each share of Series A Stock is convertible into 33.334 Shares.

ITEM 4.  PURPOSE OF THE TRANSACTION

     The Reporting Person holds the Shares as reported herein for the purpose of investment. Except as described herein, the Reporting Person has not formulated any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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     (d)     any change in the present board of directors of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j)     any action similar to any of those enumerated above.

In connection with the Financing, the Issuer issued 2,575,000 shares of its Series A Stock for $1.00 per share. Each share of Series A Stock is initially convertible into 33.334 shares of common stock. The holders of the Series A Stock will be entitled to a cumulative annual dividend of 15%, which, at the option of the holders of the Series A Stock, may be paid in cash or in additional shares of Series A Stock. The holders of the Series A Stock will have a liquidation preference in the event of any liquidation, sale, merger or similar event, and have registration rights and other customary rights. The Issuer has also agreed to make payments to the holders of the Series A stock, to the extent its cash flow meets certain levels, until the holders have received the amount of their investment in the Series A Stock; has granted a security interest in all of its assets to secure its obligation to make these payments; and has agreed to issue additional shares of Series A Stock equal to 50% of the then fully diluted common stock to the holders if the Issuer fails to return the amount of their investment, plus the mandatory dividends, by July 15, 2003. The Issuer has also agreed to issue, at up to six different times, additional shares of Series A Stock to the investors equal to 25% of the then fully diluted common stock if the Issuer fails to meet any of certain financial targets, beginning with the quarter ending Sept. 30, 2001. If the slowdown in the worldwide semiconductor industry continues for an extended period of time, the Issuer may not meet one or more of the specified financial targets, thus triggering the issuance of additional shares of Series A Stock. The Issuer has agreed to call a special meeting of its shareholders to vote on a proposal to authorize additional common stock necessary to facilitate the conversion of the Series A Stock. The holders of the Series A Stock will be entitled to vote with the holders of the common stock at the special meeting, and will control sufficient votes to approve the proposal. In connection with the transaction described above, two members of the Board of Directors of the Issuer resigned, and New Century Equity Holdings Corp., a Delaware corporation, ("New Century") appointed two directors to the Board. Subject to certain requirements, New Century will have the right to appoint a third member to Issuer's five-member Board of Directors.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As set forth herein, the Reporting Person beneficially owns 2,051,284 Shares, which represent 7.82% of the outstanding Shares, based upon the number of Shares outstanding as of the most recent practicable date.

     (b) As set forth herein, the Reporting Person has sole voting and dispositive power over the 2,051,284 Shares that he beneficially owns. The Reporting Person does not share voting or dispositive power over any Shares.

     (c) The Reporting Person acquired beneficial ownership of 2,000,040 of the Shares listed herein on August 13, 2001 by purchasing 60,000 shares of Series A Stock from the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth, or incorporated by reference, in Items 1 through 5 is hereby incorporated herein by reference. Except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

                                  SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: August 22, 2001



                                        /s/ Gary Becker
                                        ------------------------------
                                        Gary Becker









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